FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                    HSBC HOLDINGS PLC ANNUAL GENERAL MEETING

Statement given by Sir John Bond, Group Chairman, HSBC Holdings plc, at the Annual General Meeting held at the Barbican Hall, London, on Friday, 26 May 2006.

2005 was another year of sustained progress. We grew profit attributable to shareholders by 17 per cent. This represents US$1.36 per share, an increase of 15 per cent. The total dividend in respect of 2005 was 73 US cents per share, an increase of 10.6 per cent over the dividends for 2004.

Our all-round performance during the last three years has brought impressive returns to our shareholders. Viewed from a rather longer perspective, HSBC's dividend has achieved a compound annual growth rate of 17.3 per cent since 1990.

Our results for 2005 reflect our success in increasing revenues and improving productivity, in line with our Managing for Growth strategic plan. Our earnings remained well diversified both geographically and by customer group. We achieved good growth and further efficiencies in our core UK personal and commercial banking businesses. Worldwide, we grew our commercial banking business strongly on the back of recent investments.

We have continued to invest in the future of our business and in two key areas in particular. One of them, the development of our personal financial services business in Asia, has attracted relatively little attention. However, our progress has been encouraging. For example, in 2005 we expanded our card base in the region to 10.3 million, adding 2.1 million cards during the year.

The other, which has attracted a good deal of comment, is the development of our Corporate, Investment Banking and Markets business, which we refer to as CIBM. We remain firmly committed to our five-year strategic plan for CIBM. We are on track and gaining momentum in the areas of investment. Cost growth peaked during 2005 and there is clear evidence of positive client response to our expanded product capabilities. We have won a number of important new mandates and improved our position in various league tables, particularly for international bond issuance.

Although we made a small number of acquisitions in 2005 to complement existing businesses, our strong preference is to concentrate on organic growth. Acquisition opportunities are brought to us from time to time. However, we shall only respond positively to those which meet strict criteria and which are in your long-term interests.

HSBC has an unusually wide geographical footprint. As we look around the world we see numerous opportunities to build on our existing operations. The developed economies are often referred to as 'mature' and this suggests that there are limited opportunities for growth. However, we believe that there is ample scope to improve productivity and to increase our market share through new products and superior customer service. At the same time, there are exciting opportunities to expand in the emerging markets which are underbanked and where the demand for all kinds of financial services is growing rapidly. These include countries such as China, India, Mexico, Brazil, Turkey and Vietnam.

I have spoken at previous AGMs about the growing influence of the emerging markets and particularly of China and India. Too often, this rebalancing of the world economy is portrayed as a threat to the West. We must hope that such perceptions do not fuel protectionist sentiments. HSBC believes that the current imbalance between rich and poor countries is unsustainable. We also believe that, although the emerging markets' growing share of the world economy will involve some profound and at times uncomfortable changes for developed countries, it will bring enormous opportunities. Those countries and companies which are prepared to adapt and are nimble will discover new markets for their products and services. They will prosper.

HSBC's origins, of course, lie in the emerging markets. Some, like Hong Kong, having enjoyed several decades of fast growth, became developed economies. Others, in turn, are now displaying the same characteristics that we witnessed in parts of Asia during the 1960s and 1970s. HSBC has the history, the human expertise, the technological capabilities and the physical presence to build its business in such markets. It also has the international network to capture a growing share of the trade flows which will result from their greater participation in the world economy. At a time when there is renewed debate in some countries about the optimum level of foreign participation in domestic financial systems, our long-established presence is an advantage.

For our shareholders, HSBC offers a uniquely well diversified international investment in an increasingly interconnected world. We have a physical presence in 76 countries and territories. We have customers in 200 countries. No one country accounts for more than 25 per cent of our pre-tax profits. At almost 20 per cent in 2005, the emerging markets already account for a significant and growing share of our worldwide earnings.

When we reported our results for 2005 in early March we said that, although we remain mindful of the imbalances in the world economy, the outlook for 2006 was encouraging. So far, this has proved to be the case. We have seen broadly based economic growth. The US economy has been strong and it is now clear that the spike in bankruptcy filings experienced in the final quarter of last year was a result of changes in bankruptcy laws rather than economic deterioration.

Our largest businesses - those in the US, Hong Kong and the UK - have all performed well and overall our credit experience remains good. CIBM's results reflect favourable trading conditions in the first quarter of the year and we have made significant progress in the areas in which we have invested. There were also strong contributions from our operations in Mexico, Malaysia, Singapore, China, India, Brazil, and the Middle East. As at the end of the first quarter, the results of all of our customer groups were better than those achieved during the same period last year.

Many shareholders will be aware of the growing public interest in corporate social responsibility. We continue to hold robustly to the view that our first responsibility is to be successful. However, we also believe that, far from being incompatible, sustainable success and good conduct actually go hand in hand. Like any organisation, HSBC is not perfect but its tradition of always trying to do the right thing - by its customers, its shareholders, its employees and the wider community it serves - goes back to its earliest days. In fact, balancing our various obligations can be challenging in today's complex world. Fortunately, we are able to draw on a vast amount of knowledge and expertise to guide us on a range of social, ethical and environmental issues.

We have made further progress during the last 12 months. For example, we believe we were the world's first major bank to become carbon neutral. We have a far better grasp of our direct impact on the environment now than we had three years ago. At the same time, we continue to review our indirect impacts. We have introduced additional guidelines for lending to environmentally sensitive sectors. We are prepared to turn down business where it is incompatible with the standards we have set for ourselves, but our strong preference is to work closely and constructively with our clients.

We continue to share our success and to support the communities we serve around the world. Education and the environment are our principal areas of citizenship.

HSBC's success is due in large part to the talents and dedication of my 284,000 colleagues around the world. By meeting our customers' needs the people who work for HSBC serve our shareholders and I take this opportunity to thank them warmly for their immense contribution to your company's performance. Difficult though it may be for the investment community to evaluate, it is the human fabric and the character of HSBC which sets it apart from its competitors. Our people are our brand.

Similarly, I am indebted to my fellow Directors for the expertise they bring to the conduct of your company's affairs. Since the last AGM, Simon Robertson has been appointed an independent non-executive Director. Simon is non-executive Chairman of Rolls-Royce Group plc, the former Chairman of Dresdner Kleinwort Benson and a former Managing Director of Goldman Sachs International.

Sir John Kemp-Welch retires today and I take this opportunity to thank him for the great knowledge and wisdom he has brought to the business of the Board.

Alan Jebson also retires today. Alan has given 28 years of distinguished service to HSBC. He has played a key role in the vital area of information technology and has also led the development of our global resourcing initiative.

I, too, retire at the conclusion of today's meeting. It has been an immense privilege and a pleasure to serve HSBC for the last 45 years, and as your Chairman for the last eight. Today, Stephen Green will succeed me as Group Chairman and Michael Geoghegan will succeed Stephen as Group Chief Executive. Management continuity is a hallmark of HSBC and today's succession will be seamless. I hope you will join me in congratulating Stephen and Michael on their appointments. They are supremely well qualified to take HSBC forward and they will work tirelessly in the long-term interests of our shareholders.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 May 2006